SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. )



   			STEEL PARTNERS HOLDINGS LP PFD
                           (Name of Issuer)


                            Common Stock
                    (Title of Class of Securities)


                             85814R206
                              (Cusip #)




Cusip No.    85814R206      13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co
        IRS Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware Partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
       182,886

   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      182,886

   8) Shared Dispositve Power
      0

9) Aggregate Amount Beneficially owned by each reporting person
     182,886

10) Check Box if the aggregate amount in row (9) excludes certain Shares

11) Percent of Class Represented by Amount in Row 9
        7.32%

12) Type of Reporting Person
      IA

Cusip No.    85814R206         13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
                     STEEL PARTNERS HOLDINGS LP PFD

Item 1(b).  Address of Issuer's Principal Executive Office:
           	590 MADISON AVE. 32nd Floor
		New York, NY 10022


Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co

Item 2(b).  Address of Principal Business Office:
              565 Fifth Ave., Suite 2101
	      New York, NY 10017

Item 2(c).  Citizenship:
            Delaware Partnership

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
                      85814R206


Item 3.     This statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), the person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
                185,660 shares

         (b)  Percent of Class:
                  7.32%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   185,660 shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                     185,660 shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
                Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:
               Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.   85814R206       13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
              Not Applicable

Item 10. Certification :
        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        January 10, 2018

        Dalton, Greiner, Hartman, Maher & Co LLC
        By : /s/Erika Donalds
        Title : CFO/CCO